UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2007

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

AMENDMENT OF AVIVA’S CALL OPTION EXERCISE DATE

On July 1, 2007, we entered into a letter agreement with AVIVA, one of our major clients, amending the terms of exercise of AVIVA's option to require us transfer the relevant project and operations of our facility at Pune to AVIVA provided in our contract with AVIVA. Pursuant to the amendment letter, the call option notice period has been reduced from six to three months but the earliest date of exercise of the call option has been extended from July 1, 2007 to
October 1, 2007.  Accordingly, if the option to transfer the Pune facility is exercised, the earliest date we would be required to transfer the Pune facility to AVIVA remains unchanged at January 1, 2008. Further, we have appointed a
Transfer Manager who would be responsible for ensuring the smooth transfer of the Pune facility to AVIVA. Other terms of our contract with AVIVA remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: 9th July, 2007	By:	Zubin Dubash
	Name:	Zubin Dubash
	Title:	Chief Financial Officer